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                                                               EXHIBIT (a)(1)(H)

[FORM OF ELECTRONIC OR FACSIMILE CONFIRMATION OF PARTICIPATION IN THE OFFER TO EXCHANGE]

[Communication to be in email or facsimile format]

To: [option holder]

CONFIRMATION OF PARTICIPATION IN EXCHANGE OFFER

This message confirms that on June 24, 2003, AXT, Inc. canceled the Eligible Option(s) and Required Option(s) which you tendered for exchange under your Election Form, as indicated on the attached Personnel Option Status report.

AXT, Inc. will grant you a new option to purchase the same number of shares for each old option canceled, with the terms and conditions described in the Offer to Exchange, on or promptly after December 26, 2003, subject to your continued employment with AXT and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Kirk Lowe at (510) 683-5900.

Thank you